Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333- 212314) and related Prospectus of Cesca Therapeutics Inc. for the registration of up to $30,000,000 of common stock, preferred stock, warrants to purchase common stock or preferred stock, debt securities (which will not exceed $10,000,000) and/or units consisting of common stock, preferred stock, warrants and debt securities or any combination of these securities, in one or more transactions and to the incorporation by reference therein of our report dated September 29, 2014, with respect to the consolidated financial statements of Cesca Therapeutics Inc. for the year ended June 30, 2014 included in its Annual Report (Form 10-K) for the year ended June 30, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Sacramento, California

July 22, 2016